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Exhibit. Item 24 (b)16 of Form N-1A, Schedule for Computation of Performance
Quotation

A yield and effective yield may be advertised for money market funds, computed according to the following formulas:

Yield = BPR x (365/7) - l

Effective Yield = ((BPR / 1)(365/7)) - 1

Where:

BPT = Base Period Return - (Account Value End / Account Value Beg.)

Standardized total returns are computed according to the following general formula:

Average Annual Total Return = [((ERV-BV) / (BV))exponent(1/N)]  -  1

Where:

ERV = ending redeemable value of BV less applicable contingent deferred sales charges.

BV = beginning value equal to $1,000 less applicable front-end sales charges.

N = number of years.

Non-standard returns are calculated as follows:

Total Return =  (ERV-BV) / (BV)

Simple Return = (ERV-BV) / ((BV)/N)


Average Annual Total Return = [((ERV-BV) / (BV))exponent(1/N)]  -  1


Where:

ERV = ending redeemable value of a $1,000 investment at the beginning of the period.

BV = beginning value - $1,000.

N = number of years.


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A yield and tax equivalent yield may be advertised for non-money market funds calculated as follows:

Yield = 2 ([([(a-b)/(cd)] / 1)exponent(6)] - 1)

Where:

a = dividends and interest earned during the period.
b = expenses accrued for the period (net of reimbursements).
c = average daily number of shares outstnding during the period that were entitled to receive dividends.
d = the maximum offering price per share on the last day of the period.

Tax-Equivalent Yield = Tax-Exempt Yield / (1 - Stated Tax Rate)